UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gigamon Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
37518B 102
(CUSIP Number)
December 31, 2014
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518B 102
1. Names of Reporting Persons. Patrick Leong
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Mr. Leong is a U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,874,340[1]
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,874,340[1]
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,340[1]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.8%[2]
12. Type of Reporting Person (see Instructions)
IN

1Represents shares of Common Stock held by the Leong-Wong Family Trust, of which the Reporting Person is a trustee. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2014.

2 Percentage based on 32,522,033 shares of Common Stock of Issuer outstanding as of October 31, 2014, as reported on the Issuer’s quarterly report on Form 10-Q (File. No. 001-35957) for the quarterly period ended September 27, 2014, filed with the Securities and Exchange Commission on November 7, 2014.

Item 1.

(a)	Name of Issuer: Gigamon Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3300 Olcott Street, Santa Clara, CA 95054
Item 2.

(a)	Name of Person Filing: Patrick Leong

(b)	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person is: 3300 Olcott Street, Santa Clara, CA 95054

(c)	Citizenship: Mr. Leong is a U.S. Citizen

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 37518B 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).
(b) Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).
(c) Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).
(d) Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)Amount beneficially owned: 1,874,3401
(b)    Percent of class: 5.8%2

(c)	Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote 0
(ii)Shared power to vote or to direct the vote 1,874,3401
(iii)Sole power to dispose or to direct the disposition of 0

(iv)Shared power to dispose or to direct the disposition of 1,874,3401
1 Represents shares of Common Stock held by the Leong-Wong Family Trust, of which the Reporting Person is a trustee. The information with respect to the shares of Common Stock beneficially owned by the Reporting Person is provided as of December 31, 2014.
2 Percentage based on 32,522,033 shares of Common Stock of Issuer outstanding as of October 31, 2014, as reported on the Issuer’s quarterly report on Form 10-Q (File. No 001-35957) for the quarterly period ended September 27, 2014, filed with the Securities and Exchange Commission on November 7, 2014.
Item 5.     Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.     Identification and Classification of Members of the Group
Not applicable.
Item 9.     Notice of Dissolution of Group
Not applicable.
Item 10.     Certifications
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015        /s/ Patrick Leong
Patrick Leong